SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SFN Group, Inc.

(Name of Subject Company (Issuer))

Cosmo Delaware Acquisition Corp.

(Offeror)

a direct, wholly-owned subsidiary of

Randstad North America, L.P.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

784153108

(CUSIP Number of Class of
Securities)

James Boudreau, Esq.

Randstad North America, L.P.

60 Harvard Mill Square

Wakefield, MA  01880

Phone (781) 213-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Stephen M. Leitzell, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$786,151,744	$91,272.22

*                 Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $14.00, the per share tender offer price, by 56,153,696 shares of common stock of SFN Group, Inc., which includes (a) 49,029,674 shares of common stock issued and outstanding (excluding treasury shares) and (b) 7,124,022 shares of common stock subject to outstanding stock options with an exercise price less than $14.00 or subject to issuance pursuant to stock awards (other than stock options) granted under stock incentive plans subject to vesting.

**          The Amount of Filing Fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2011, issued March 2, 2011, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$91,272.22	Filing Party:	Randstad North America, L.P.
Form or Registration No.:	TO-T	Date Filed:	August 1, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto collectively constitute the “Schedule TO”) that was originally filed on August 1, 2011 by Cosmo Delaware Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Randstad North America, L.P., a Delaware limited partnership (“Randstad”) and Randstad. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “SFN Common Stock” or the “Shares”) of SFN Group, Inc., a Delaware corporation (“SFN”), at a price of $14.00 per Share, to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 1, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  This Amendment is being filed on behalf of the Purchaser and Randstad. The information set forth in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is amended and supplemented as follows:

Expiration of Initial Offering Period; Intent to Consummate Back-End Merger

“The Offer and withdrawal rights expired at 5:00 pm, New York City time, on Monday, August 29, 2011. The Depositary has advised that, as of the expiration time, an aggregate of 44,587,227 Shares (not including approximately 1,483,883 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 88.6% of the total outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not properly withdrawn will be accepted for purchase by the Purchaser. The Purchaser will pay for such Shares at the Per Share Amount on or about September 2, 2011 (the “Closing Date”).

If fewer than 686,909 of the Shares subject to guaranteed delivery are delivered prior to the Closing Date, the Purchaser intends to exercise its option (the “Top-Up Option”) to purchase directly from SFN an additional number of Shares sufficient (when combined with the Shares purchased by the Purchaser in the Offer) to give the Purchaser ownership of at least one Share more than 90% of the outstanding Shares at a price of $14.00 per Share, pursuant to the terms of the Merger Agreement.

Randstad intends to cause the Purchaser and SFN to consummate the Merger. In accordance with the Merger Agreement, the Purchaser will be merged with and into SFN with SFN continuing as the Surviving Corporation and as a direct wholly-owned subsidiary of Randstad. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of SFN or by SFN’s subsidiaries, or by Purchaser, Randstad Holding nv or any other direct or indirect wholly owned subsidiary of Randstad Holding nv, all of which Shares shall be canceled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be converted into the right to receive $14.00 per Share in cash, without interest and less any applicable withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will cease to be traded on the NYSE.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

1

Exhibit	Exhibit Name

(a)(5)(H)	Press Release issued by Randstad Holding nv on August 30, 2011.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RANDSTAD NORTH AMERICA, L.P.

By:	/s/ Ron Fuccillo
	Name:	Ron Fuccillo
	Title:	Treasurer & Chief Financial Officer

Date: August 30, 2011

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EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated August 1, 2011.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Press Release issued by Randstad Holding nv on July 20, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(B)	Presentation of Randstad Holding nv on July 21, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(C)	Transcript of Conference Call held on July 21, 2011, incorporated herein by reference to the Schedule TO-C filed by Randstad North America, L.P. on July 21, 2011.
(a)(5)(D)	Summary Advertisement as published in the Wall Street Journal on August 1, 2011.*
(a)(5)(E)	Press Release issued by Randstad North America, L.P. on August 1, 2011.*
(a)(5)(F)	Press Release issued by Randstad Holding nv on August 12, 2011.*
(a)(5)(G)	Press Release issued by Randstad Holding nv on August 23, 2011.*
(a)(5)(H)	Press Release issued by Randstad Holding nv on August 30, 2011.
(b)(1)

Multicurrency Senior Term, Bridge and Revolving Credit Facilities Agreement, dated as of April 18, 2008, by and among Randstad Holding nv, the original borrowers party thereto, the original guarantors party thereto and the various lenders party thereto (the ‘‘Credit Facility’’).*

(b)(2)	Amendment to the Credit Facility, dated as of July 21, 2010, by and between Randstad Holding nv and ING Bank nv, as Agent.*
(d)(1)	Agreement and Plan of Merger, dated as of July 20, 2011, among Randstad North America, L.P., Cosmo Delaware Acquisition Corp. and SFN Group, Inc.*
(d)(2)	Guarantee, dated as of July 20, 2011, by Randstad Holding nv in favor of SFN Group, Inc.*
(d)(3)	Confidentiality Agreement, dated as of June 7, 2011, between Randstad Holding nv and SFN Group, Inc.*
(d)(4)	Confidentiality Agreement, dated as of June 9, 2011, between SFN Group, Inc. and Randstad Holding nv.*
(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Schedule TO.

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